Filed by QCR Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guaranty Federal Bancshares, Inc.

Commission File Number: 000-23325

Guaranty Bank Acquisition | Frequently Asked Questions

About the Acquisition

Q: Why did QCRH decide to purchase Guaranty Bank?

A: The Southwest Missouri region is a vibrant market for QCRH and it’s been a desired area for M&A growth since entering that region in 2018. With any acquisition, it’s important that the bank aligns with the QCRH culture and our focus on client service. Guaranty Bank is a good fit in these areas.

Q: How does this acquisition benefit QCRH?

A: One of our strategic goals is to enhance our market share in Springfield and Des Moines. In the markets we do business, scale matters. This acquisition is a great step toward improving market share in the Southwest Missouri area.

Q: When do we expect this merger to close?

A: Pending all regulatory approvals, we expect this deal to close in the first or second quarter of 2022.

Q: Why are we keeping the Guaranty Bank name and logo?

A: During the due diligence process we conducted market research to measure name and brand recognition in the Springfield and Joplin communities. Based on those results, we decided to keep Guaranty Bank’s name and logo. This will benefit our growth especially in the Joplin market where we do not currently have any locations.

This decision was made based on name and brand recognition and is not a reflection of SFC’s performance. In fact, SFC Bank has had strong performance and growth and we are excited to continue that trajectory with Guaranty as part of the team.

Q: Who will be on the leadership team for the new combined bank?

A: SFC Bank President and CEO Monte McNew will serve as CEO of the new combined bank, while Guaranty Bank President and CEO, Shaun Burke, will serve as President. Further decisions about employees have not been made.

Q: Will SFC Bank’s management team change?

A: Details of management and staffing have yet to be determined. As more information becomes available, we will make every effort to keep you updated on developments and progress throughout the process.

Q: What will happen to Guaranty’s 16 bank locations?

A: Details on the future of Guaranty’s existing 16 branch locations have yet to be determined. As more information becomes available, we will make every effort to keep you updated on developments and our progress throughout the process.

About Guaranty Bank

Q: Where is Guaranty Bank located?

A: Established in 1913, Guaranty Bank is headquartered in Springfield, Missouri and currently have16 banking locations in Springfield, Joplin, Carthage, Ozark, Nixa and Neosho, Missouri.

Q: How many employees work at Guaranty Bank?

A: Currently, there are about 225 employees.

Integration Planning

Q: When does integration planning begin?

A: Right away. The M&A team has already been assembled and early integration planning as started. We expect to be in full swing as soon as possible.

Q: Will this transition impact any project work that’s currently planned or underway?

A: It might. Because an acquisition of this size will require a lot of work from a large number of employees, we will need to re-evaluate our current list of prioritized projects. Any changes related to specific projects will be communicated through the project teams.

Q: How will changes and updates be communicated?

A: We are committed to providing regular updates to employees about the acquisition. Please watch your email for a weekly newsletter from QCRH Corporate Communications, starting as early as next week.

Q: Why weren’t employees made aware of a potential sale?

A: Guaranty Bank/GFED and QCRH are publicly traded companies. Therefore, to comply with securities regulations, any potential sale and merger discussions are confidential until finalized and can be made public to all shareholders at once.

Q: Is there a place for me to submit questions or ideas related to the acquisition?

A: Yes. Please talk with your manager or HR manager about any questions or ideas you may have. If you have general questions or ideas, you may send them via email to QCRHCorporateCommunications@QCRH.com.

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Our Clients

Q: How will our clients be affected?

A: At this time, all of SFC’s customer accounts will remain the same. We are committed to a continued focus on our customers.

Q: How will we notify clients of conversion information during this transition?

A: Months in advance of the completed conversion, our clients will receive written communication regarding conversion information and instructions. This will include any actions they may need to take regarding their account options in advance of the completed conversion, timeframes, privacy policy and service fees, key customer-facing contact information, etc.

Q: What do I do if I am contacted by a reporter or shareholder?

A: Please direct all media inquiries to Whitney Morrow at 417.893.3555 at SFC Bank; Carlye Wannenmacher at 417.885.0515 at Guaranty Bank. For QCR Holdings, the contacts are Kim Garrett 319.743.7006 and Todd Gipple at 309.743.7745.

Q: Will our bank continue to support our local communities?

A: Absolutely! Both organizations are dedicated to the communities we serve and will continue to do so.

Q: What should I do if a customer or friend asks more detailed questions than I am able to answer?

A: Let the customer or friend know that while you are unable to answer their question you would be happy to contact someone to assist. If available, contact Whitney Morrow for assistance. Otherwise, offer to take their contact information and let them know they will be contacted very soon.

Special Note Concerning Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of QCR Holdings (the “Company” or "QCRH") and Guaranty Federal Bancshares, Inc. (“Guaranty”). Forward-looking statements, which may be based upon beliefs, expectations and assumptions of QCR Holdings' and Guaranty’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” "expect,” "anticipate," ''plan,” "intend,” "estimate,” "may,” "will,” "would," "could," "should,” or other similar expressions. Additionally, all statements in this presentation, including forward-looking statements, speak only as of the date they are made. and neither QCR Holdings nor Guaranty undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of QCR Holdings and Guaranty to control or predict, could cause actual results to differ materially from those in any forward-looking statements. These factors include, among others, the following: i) the possibility that any of the anticipated benefits of the proposed transaction between QCR Holdings and Guaranty will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Guaranty, QCR Holdings and their respective bank subsidiaries will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required stockholder approval or litigation related to the proposed transaction; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, state, national and international economies; (ix) changes in state and federal laws, regulations and governmental policies concerning QCR Holdings’ and Guaranty’s general businesses; (x) changes in interest rates and prepayment rates of QCR Holdings’ and Guaranty’s assets (including the impact of LIBOR phase-out); (xi) increased competition in the financial services sector and the inability to attract new customers; (xii) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xiii) the loss of key executives or employees; (xiv) changes in consumer spending; (xv) diversion of management’s attention from ongoing business operations and opportunities due to the proposed merger; (xvi) unexpected outcomes of existing or new litigation involving QCR Holdings or Guaranty; (xvii) the economic impact of any future terrorist threats or attacks, widespread disease or pandemics (including the COVID-19 pandemic in the United States), acts of war or threats thereof and other adverse external events that could cause economic deterioration or instability in credit markets, and the response of the local, state and national governments to any such adverse events; (xviii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards; and (xix) changes in accounting policies and practices. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning QCR Holdings, Guaranty and their businesses, including additional factors that could materially affect QCR Holdings' and Guaranty’s financial results, are included in QCR Holdings' and Guaranty filings with the Securities and Exchange Commission (the "SEC").

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Additional Information

QCR Holdings will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Guaranty that also constitutes a prospectus of QCR Holdings, which will be sent to the stockholders of Guaranty. Guaranty’s stockholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about QCR Holdings, Guaranty and the proposed transaction. When filed, this document and other documents relating to the proposed transaction filed by QCR Holdings and Guaranty can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing QCR Holdings’ website at www.qcrh.com under the tab “Investors Relations” and then under “SEC Filings or by accessing Guaranty’s website at investors.gbankmo.com under the tab "Investor Menu" and then under "SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from QCR Holdings upon written request to QCR Holdings, Inc., Attention: Corporate Secretary, 3551 7th Street, Moline, Illinois 61265 or by calling (319) 743-7006, or from Guaranty, upon written request to Guaranty Federal Bancshares, Inc., Attention: Ms. Vicki Lindsay, Corporate Secretary, 2144 S. Republic Road, Suite F200, Springfield, Missouri 65804.

QCR Holdings, Guaranty and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found, respectively, in the definitive proxy statement of QCR Holdings relating to its 2021 Annual Meeting of Stockholders filed with the SEC on April 8, 2021 and the definitive proxy statement of Guaranty relating to its 2021 Annual Meeting of Stockholders filed with the SEC on April 12, 2021. These definitive proxy statements can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in this Transaction

QCR Holdings, Guaranty and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. This definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

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